

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Lalit Dhadphale
Chief Executive Officer
HealthWarehouse.com, Inc.
100 Commerce Boulevard
Cincinnati, Ohio 45140

> **Re:** **HealthWarehouse.com, Inc.**
> **Schedule 14C**
> **Filed June 9, 2010**
> **File No. 000-13117**

Dear Mr. Dhadphale:

We have completed our review of your above-referenced filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark J. Zummo, Esq.
        KOHNEN & PATTON LLP
        PNC Center, Suite 800
        201 East Fifth Street
        Cincinnati, OH 45202